The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes and we are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated February 22, 2024

PRICING SUPPLEMENT No. 308 dated February        , 2024

(To Prospectus Supplement dated April 27, 2023

and Prospectus dated April 27, 2023)

Wells Fargo & Company

Medium-Term Notes, Series T

$

Zero-Coupon Callable Notes

Notes due February 28, 2039

Filed Pursuant to Rule 424(b)(2) Registration No. 333-270532

The notes have a term of approximately 15 years, subject to our right to redeem the notes on the optional redemption dates beginning approximately 3 years after issuance. The notes will be issued at a discount to the principal amount of $1,000 per note with an original offering price specified below. The notes will not pay any interest. Instead, the amount that you receive upon redemption at our option or at maturity, as applicable, will reflect an accretion on the original offering price at the accrual yield specified below. All payments on the notes are subject to the credit risk of Wells Fargo & Company. If Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment. The notes will not be listed on any exchange and are designed to be held to maturity.

Terms of the Notes
Issuer:	Wells Fargo & Company (“Wells Fargo”)
Original Offering Price:	41.491% of the principal amount ($414.91 per $1,000 principal amount note).
Principal Amount:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.
Pricing Date:	February 27, 2024.*
Issue Date:	February 29, 2024.*
Stated Maturity Date:

February 28, 2039.* If the stated maturity date is not a business day, the payment to be made on the stated maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the stated maturity date. No interest or yield will accrue as a result of delayed payment. The notes are subject to redemption by Wells Fargo prior to the stated maturity date as set forth below under “Optional Redemption.” The notes are not subject to repayment at the option of any holder of the notes prior to the stated maturity date.

Payment at Maturity:	Unless redeemed prior to stated maturity by Wells Fargo, a holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note.
Interest:	The notes will not pay any interest.
Accrual Yield:

6.04% per annum based on the original offering price (compounded annually, using a 360-day year composed of twelve 30-day months). The accrual yield is used solely for purposes of calculating the accreted value. You will not receive any interest on the notes.

Optional Redemption:

The notes are redeemable by Wells Fargo, in whole but not in part, on the optional redemption dates, for an amount equal to the accreted value as of the applicable optional redemption date. See “Additional Terms of the Notes—Redemption Schedule” below for the accreted value applicable to each optional redemption date. Any redemption may be subject to prior regulatory approval. Wells Fargo will give notice to the holders of the notes at least 5 days and not more than 30 days prior to the date fixed for redemption in the manner described in the accompanying prospectus supplement under “Description of Notes—Redemption and Repayment.”

Optional Redemption Dates:

Annually on the last calendar day of each February, commencing February 28, 2027 and ending February 28, 2038*. If an optional redemption date is not a business day, the payment required to be made on that optional redemption date will be made on the next succeeding business day with the same force and effect as if it had been made on that optional redemption date. No interest or yield will accrue as a result of delayed payment.

Accreted Value:

As of any date, the accreted value for each $1,000 principal amount note is the original offering price plus an additional amount that accrues on the original offering price from and including the issue date to but excluding that date at the accrual yield, compounded annually, using a 360-day year composed of twelve 30-day months.

Listing:	The notes will not be listed on any securities exchange or automated quotation system.
Denominations:	$1,000 and any integral multiples of $1,000
CUSIP Number:	95001DFH8

*

To the extent that we make any change to the expected pricing date or expected issue date, the optional redemption dates and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” on page PRS-4 herein and “Risk Factors” beginning on page S-4 of the accompanying prospectus supplement.

The notes are unsecured obligations of Wells Fargo, and all payments on the notes are subject to the credit risk of Wells Fargo. If Wells Fargo defaults on its obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	$414.91	$10.37	$404.54
Total

(1)

The agent discount will be no more than $10.37 per note. See “Supplemental Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.

Wells Fargo Securities

Additional Terms of the Notes

Redemption Schedule

Optional Redemption Date	Accreted Value (Per $1,000 Principal Amount Note)
February 28, 2027	$494.72
February 29, 2028	$524.61
February 28, 2029	$556.29
February 28, 2030	$589.89
February 28, 2031	$625.52
February 29, 2032	$663.30
February 28, 2033	$703.37
February 28, 2034	$745.85
February 28, 2035	$790.90
February 29, 2036	$838.67
February 28, 2037	$889.33
February 28, 2038	$943.04

Events of Default and Acceleration

If an event of default with respect to the notes has occurred and is continuing, the amount payable to a holder of a note upon any acceleration permitted by the notes, with respect to each note, will be determined by the calculation agent and will equal, for each note, the accreted value determined as described herein as of the date of acceleration.

PRS-2

ADDITIONAL INFORMATION ABOUT THE ISSUER AND THE NOTES

The notes are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series T.” The paying agent and security registrar for the notes is Computershare Trust Company, N.A.

All payments on the notes are subject to the credit risk of Wells Fargo.

You should read this pricing supplement together with the prospectus supplement dated April 27, 2023 and the prospectus dated April 27, 2023 for additional information about the notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC websiteiwww.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●Prospectus Supplement dated April 27, 2023:

https://www.sec.gov/Archives/edgar/data/72971/000183988223010804/seriest-424b2_042723.htm

●Prospectus dated April 27, 2023:

https://www.sec.gov/Archives/edgar/data/72971/000183988223010799/wf_424b2-0427.htm

INVESTOR CONSIDERATIONS

The notes are not appropriate for all investors. The notes may be an appropriate investment for investors who:

■understand that the notes do not pay any interest;

■seek an investment issued at a discount to the principal amount which provides for a payment upon redemption at our option or at maturity, as applicable, that reflects an accretion on the original offering price at the accrual yield specified herein;

■understand that Wells Fargo may redeem the notes on any optional redemption date; and

■are willing to hold the notes until maturity.

The notes may not be an appropriate investment for investors who:

■seek an investment that provides current income;

■seek a liquid investment or are unable or unwilling to hold the notes to maturity;

■expect interest rates to increase beyond the accrual yield provided by the notes;

■prefer the certainty of investments without an optional redemption feature; or

■are unwilling to accept the credit risk of Wells Fargo.

The considerations identified above are not exhaustive. Whether or not the notes are an appropriate investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the appropriateness of an investment in the notes in light of your particular circumstances. You should also review carefully the “Risk Factors” herein for risks related to an investment in the notes.

PRS-3

SELECTED RISK CONSIDERATIONS

Your investment in the notes will involve risks not associated with an investment in conventional debt securities. You should carefully consider the risk factors set forth below and the “Risk Factors” section of the accompanying prospectus supplement as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the notes in light of your particular circumstances.

Risks Relating To The Notes Generally

The Notes Will Not Pay Any Interest.

The notes will be issued at a discount to the principal amount of $1,000 per note, and will not pay any interest. You should not invest in the notes if you require current income.

We Will Exercise Our Optional Redemption Right Under The Notes Without Taking Your Interests Into Account.

We may, at our option, redeem the notes, in whole but not in part, on any option redemption date for an amount equal to the accreted value as of the applicable optional redemption date, which will be less than the principal amount. If we elect to redeem the notes prior to maturity, we will do so at a time that is advantageous for us but when it may not be in your interest for us to do so. For example, we may do so at a time when market interest rates have fallen, such that you are unable to reinvest your funds in an investment with a yield as great as the accrual yield on the notes.

An Investment In The Notes May Be More Risky Than An Investment In Notes With A Shorter Term.

The notes have a relatively long term to maturity, subject to our right to redeem the notes on the optional redemption dates. By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, the present value of a note with a longer term tends to be more sensitive to rising interest rates than the present value of a note with a shorter term. In addition, if interest rates began to rise and you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

You Will Be Subject To Annual Income Tax Even Though The Notes Do Not Pay Interest.

If you are a United States holder, you generally will be subject to annual income tax based on a constant yield even though the notes do not pay interest.

Holders Of The Notes Have Limited Rights Of Acceleration.

Holders Of The Notes Could Be At Greater Risk For Being Structurally Subordinated If We Convey, Transfer Or Lease All Or Substantially All Of Our Assets To One Or More Of Our Subsidiaries.

Risks Relating To An Investment In Wells Fargo’s Debt Securities, Including The Notes

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

Our Ability To Service Our Debt, Including The Notes, May Be Limited By The Results Of Operations Of Our Subsidiaries And Certain Contractual Arrangements.

The Resolution Of Wells Fargo Under The Orderly Liquidation Authority Could Result In Greater Losses For Holders Of Our Debt Securities, Including The Notes, Particularly If A Single-Point-Of-Entry Strategy Is Used.

The Resolution Of Wells Fargo In A Bankruptcy Proceeding Could Also Result in Greater Losses For Holders Of Our Debt Securities, Including The Notes.

PRS-4

Risks Relating To The Value Of The Notes And Any Secondary Market

The Agent Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price or the then-applicable accreted value. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your notes will also be affected by the accrual yield provided by the notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

●Interest Rates. The value of the notes may be affected by changes in the interest rates in the U.S. markets.

●Our Creditworthiness. Actual or anticipated changes in our creditworthiness may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as whether we exercise our option to redeem the notes, an improvement in our creditworthiness will not reduce the other investment risks related to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

Risk Relating To Conflicts Of Interest

A Dealer Participating In The Offering Of The Notes Or Its Affiliates May Realize Hedging Profits Projected By Its Proprietary Pricing Models In Addition To Any Selling Concession, Creating A Further Incentive For The Participating Dealer To Sell The Notes To You.

If any dealer participating in the offering of the notes, which we refer to as a “participating dealer,” or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities, if any, and this projected hedging profit will be in addition to any concession that the participating dealer realizes for the sale of the notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the notes to you.

PRS-5

UNITED STATES FEDERAL TAX CONSIDERATIONS

The notes will be treated as debt instruments that are issued with original issue discount (”OID”), and without qualified stated interest, for U.S. federal income tax purposes. As a result, a U.S. holder (as defined in the accompanying prospectus supplement) will be required to include OID in their taxable income over the term of the notes on a constant-yield basis, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—General—Original Issue Discount.”

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “United States Federal Tax Considerations” in the accompanying prospectus supplement for more information.

PRS-6

SUPPLEMENTAL PLAN OF DISTRIBUTION

Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes. The agent may resell the notes to other securities dealers at the original offering price of $414.91 per note less a concession not in excess of the agent discount. Such securities dealers may include Wells Fargo Advisors (the trade name of the retail brokerage business of our affiliates, Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC). Wells Fargo Securities LLC will receive an agent discount of up to $10.37 per note, and from such agent discount will allow selected dealers a selling concession of up to $10.37 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to the agent.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the notes to you.

PRS-7